Exhibit (a)(5)(C)

                                             Contact:
                                             Michael Zerbib
                                             President & CEO
                                             (602) 308-2118
                                             Email: mzerbib@telesoft.com

FOR IMMEDIATE RELEASE


                TELESOFT CORP. ANNOUNCES PRELIMINARY RESULTS
                      OF "DUTCH AUCTION" TENDER OFFER

         March 27, 2000 -- Telesoft Corp. (NASDAQ:TSFT) today announced the preliminary results of its "Dutch Auction" tender offer to purchase shares of its common stock. The tender offer expired at 12:00 midnight, New York City time, on Friday, March 24, 2000. Telesoft announced on a preliminary basis that it is going to repurchase, pursuant to the tender offer, a total of 2,300,000 shares of its common stock. The purchase price for the shares of common stock is preliminarily estimated at $7.25 per share. The proration factor is preliminarily estimated at 59.5 percent. The final purchase prices and proration factors are expected to be determined within approximately three business days. The determination of such purchase prices and such proration factors is subject to final confirmation of the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedures, as well as the impact of odd-lot tenders. Payment for the shares accepted for payment and return of all other shares tendered will occur as soon as practicable after completion of the final purchase price and proration computations.